Exhibit 17.1

October 26, 2008

Ms. Lynn L. Elsenhans

Chief Executive Officer and President

Sunoco, Inc.

1735 Market Street, Suite LL

Philadelphia, PA 19103

Dear Lynn,

In light of my retirement as the Chief Executive Officer of Sunoco, Inc., and your appointment to that position, I believe it is appropriate for me to resign my positions as a director and Chairman of the Board of Directors of Sunoco Partners LLC, the wholly-owned subsidiary of Sunoco, Inc., and the general partner of Sunoco Logistics Partners L.P. My resignation, effective October 26, 2008, does not reflect any disagreement with the management or the Board of Sunoco Logistics Partners L.P.

Sincerely,

/s/ John G. Drosdick
John G. Drosdick

cc: Deborah M. Fretz